

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

January 12, 2006

Steven Wasserman, Chief Executive Officer
Alpha Security Group Corporation
328 West 77th Street
New York, NY 10024

>   **Re: Alpha Security Group Corporation**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **File No. 333-127999**
>   **Amendment Filed November 22, 2006**

Dear Mr. Wasserman,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to our prior comment 8 from our letter dated October 18, 2006. However, given that the private placement investors are also insiders, we do not understand why this "business deal" is different from the one by which these insiders agreed to place their insider shares in escrow. Please confirm in your disclosure document that these insiders will not ask, and Maxim Group LLC will not grant, any waiver of the lock-up agreement.

2. Please clarify how the company will determine the 80% of net assets test has been met in the event that it acquires less than 100% of a target. Will the company use its post-merger percentage ownership as its base? By way of example, assume that you acquire 60% interest in a company; will you then use 60% of the company's fair market value to determine whether the acquisition is equal to or greater than 80% of your net assets?

3. We note the company's response to our prior comment 5 from our letter dated October 18, 2006. We believe that additional disclosure concerning these warrants is necessary. Accordingly, please: (1) revise your Beneficial Ownership table to include a footnote indicating that the percentage ownership does not reflect the incentive warrants as they are not exercisable within 60 days and include a reference to your discussion on page 67; (2) please ensure that your page 67 discussion, and your "Certain Relationships and Related Transactions" discussion include the value of the anticipated compensation charge as calculated on pages 27-28 (3) expand on, and clarify, your "Dilution" discussion to more fully address the dilutive impact of these incentive warrants; (4) more fully describe, in the related risk factors, the impact that these particular warrants may have on your stock price in the future.

4. Please review your calculation of the registration fee to ensure that you have made appropriate adjustments for the change in offering price from $8.00/unit to $10.00/unit.

Summary Financial Data, page 14

5. We note your response to prior comment 11. The language in the UPO agreement does not specify both that: (i) the UPO may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the UPO. Please explain to us how you have considered this in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19.

Risk Factors, page 16

6. We note that the company has added disclosure on page 28 indicating that "[t]he holders of [y]our private placement units are entitled to require [you] to register the shares of [y]our common stock underlying their units and the shares of common stock issuable upon exercise of the warrants included in their units at any time after the date on which [you] publicly announce entering into a letter of intent with respect to a business combination." As an initial matter, please advise us why this date – as opposed to a later date such as the merger consummation date, was chosen. In this regard, the staff is concerned that the registration of these units and shares may undermine some of the protective provisions contained in your Form S-1 – such as, without limit, the unit transfer restrictions, voting

restrictions, as well as the ability to trace shares for purposes of redemption. In addition, please revise to clarify that any transfer restrictions on your units would also apply to any security underlying those units.

7.   Please clarify whether the company is obligated to enforce the indemnification agreements against its executive officers in the case that it is forced to liquidate.

8.   Please clarify your page 26 risk factor "We will depend upon interest earned …" to more fully address any liquidation-related funding requirements.

Principal Stockholders, page 66

9.   We note that the company has responded appropriately to our prior comment 21 by indicating that Michael Weinstein and Laura Haffner own the shares in question. However, as neither of these individuals appears to be a member of your management team, please advise us of their relationship to you as well as how they became investors in your company.

Financial Statements

Note 5 – Commitments, page F-10

10. We note your response to prior comment 26. Based on your revised disclosure on page 44, it would appear that you have determined that $9.60 of each unit is attributable to the value of the common stock, with the remaining $0.40 attributable to the warrant. If true, please revise your disclosure in MD&A and Note 5 to discuss the value attributable to the common stock and warrants included in each unit, along with your basis for this determination.

Exhibits

Exhibit 1.1

11.   Clause 3.7.1 appears less restrictive than your current Form S-1 disclosure in that it would allow you to engage in a business combination will an affiliated entity if approved by a majority of independent directors. Please revise your disclosure to clarify whether the company will utilize this approach or state, definitively, that you are required to obtain an independent investment banking opinion for an affiliated transaction.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: Sam Schwartz
        Fax # 212-355-4608